Results of Annual Meeting of Stockholders (unaudited)

On April 19, 2016, the Annual Meeting of Stockholders of the Fund was held and the following matters were voted upon based on 21,455,072 shares of common stock outstanding on the record date of February 22, 2016.

(1)	To approve the election of two directors to hold office until the year 2019 Annual Meeting of Stockholders.

Name of Directors	For	Withhold
Andrew A. Strauss	16,599,804	1,206,993
Glenn W. Wilcox, Sr.	16,612,166	1,194,631